Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 2, 2026, with respect to the consolidated financial statements of Senseonics Holdings, Inc. and subsidiaries, incorporated herein by reference.

The audit report covering the December 31, 2025 consolidated financial statements contains an explanatory paragraph that states that the Company has determined that it may not meet its debt covenants as early as the third quarter of 2026. Further, the Company will require additional liquidity to continue its operations over the next twelve months. Therefore, the Company has concluded that substantial doubt exists about its ability to continue as a going concern for the one-year period following the date the consolidated financial statements are issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Baltimore, Maryland

May 20, 2026